Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Journey Resources Corp.
407 - 808 Nelson Street
Vancouver, B.C. V6Z 2H2
(the “Company”)

Telephone: (604) 633-2442

Item 2.	Date of Material Change

News Release dated March 12, 2009.

Item 3.	News Release

News Release dated March 12, 2009 was disseminated via Canada Stockwatch and Market News Publishing Inc. and filed on SEDAR on March 12, 2009.

Item 4.	Summary of Material Change

The Company announced an increase in number of units to $0.04 unit private placement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on March 12, 2009, inter alia, the following:

The Company (TSX-V: JNY/FRANKFURT: JL4/OTCBB: JNYRF) announced that further to the Company’s news release dated February 13, 2009, the non-brokered private placement at a price of $0.04 per unit has been increased from up to 15,000,000 units to up to 20,000,000 units (the “Unit”), to raise a gross proceeds of up to $800,000. Each Unit will consist of one common share of the Company and share purchase warrant of the Company. Each whole warrant will allow the holder to purchase one additional common share of the Company exercisable over a two year period following the closing of the private placement, at an exercise price of $0.08 per share in the first year, and at an exercise price of $0.10 per share in the second year. Proceeds of the private placement will be used for general working capital.

The financing remains subject to TSX Venture Exchange acceptance. Finder’s fees may be payable in connection with certain subscribers to this private placement.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S.

Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Jatinder (Jack) Bal, President and Chief Executive Officer

Telephone: (604) 633-2442

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 13th day of March, 2009.